Morgan Stanley Prime Income Trust (the "Trust") is one of hundreds of defendants which include non-agent lender defendants that had been named in litigation filed by the Adelphia Recovery Trust ("ART") in the U.S. District Court for the Southern District of New York in an action entitled Adelphia Recovery Trust v. Bank of America, N.A., et al. which alleged that a wide swath of financial institutions such as investment banks, agent lenders and non-agent lenders worked together to assist the Rigas family in its defrauding of Adelphia. The complaint by ART against the non-agent lenders stated certain claims including equitable disallowance, voidable preferences and fraudulent transfers and sought, among other remedies, to disallow and/ or void certain transfers and repayments the non-agent lenders received in connection with loans made to Adelphia. The non-agent lenders, which include the Trust, moved to dismiss all claims against them. The motions to dismiss all claims against the non-agent lenders were granted in June, 2008 and final judgment was entered in December, 2008.
ART appealed the judgment to the United States Court of Appeals for the Second Circuit in July, 2009. The court heard oral argument on May 18, 2010. The outcome of the appeal is not expected until sometime later in 2010.